SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 11)*

                         United Retail Group, Inc.
                         -------------------------
                              (Name of Issuer)

            Units, each consisting of one share of Common Stock
                    ($.001 Par Value) and the right to
             purchase one one-hundredth of a share of Preferred
                          Stock ($.001 Par Value)
                       (Title of Class of Securities)

                                 911380103
                                 ---------
                               (CUSIP Number)

 Raphael Benaroya; c/o United Retail Group, Inc., 365 West Passaic Street,
 -------------------------------------------------------------------------
                  Rochelle Park, NJ 07662; (201) 909-2000
                  ---------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)

                                July 1, 2002
                                ------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                SCHEDULE 13D

CUSIP NO. 911380103
          ---------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         RAPHAEL BENAROYA

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a)
         (b) X

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         not applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEMS 2(d) or 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                           7.       SOLE VOTING POWER
                                    2,347,674 UNITS
         NUMBER OF
         UNITS             8.       SHARED VOTING POWER
         BENEFICIALLY                     -0-
         OWNED BY
         REPORTING         9.       SOLE DISPOSITIVE POWER
         PERSON                     2,347,674 UNITS

                           10.      SHARED DISPOSITIVE POWER
                                    -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

         2,347,674 UNITS

12.      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS)                        [X]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         17.3%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN




CUSIP No. 911380103

                 STATEMENT ON SCHEDULE 13D AMENDMENT NO. 11
                 ------------------------------------------
 (originally dated July 12, 1993, as amended to and including July 1, 2002)

Item 1.  Security and Issuer.

         Units, each consisting of one share of Common Stock, $.001 par value per share, of United Retail Group, Inc. (the "Issuer") and the right to purchase one one-hundredth of a share of Preferred Stock, $.001 par value per share, of the Issuer (a "Unit"). The Issuer's address is 365 West Passaic Street, Rochelle Park, NJ 07662

Item 2.  Identity and Background.

         (a) See Item 1 of the cover page for the name of the reporting person.

         (b)  The business address of the reporting person is:

         c/o United Retail Group, Inc.
         365 West Passaic Street
         Rochelle Park, NJ  07662

         (c) The present principal occupation or employment of the reporting person is employee of the Issuer. The Issuer operates a chain of retail specialty stores, a catalog and an Internet website, all selling large size women's apparel, accessories and footwear.

         (d) The reporting person has not been convicted in a criminal proceeding during the last five years.

         (e) During the last five years the reporting person has not been a party to a civil proceeding of a judicial or administrative body and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) See Item 6 of the cover page for the citizenship of the reporting person.

Item 3.  Source and Amount of Funds or Other Consideration.

         See ITEM 6, CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 4.  Purpose of Transaction.

         As of July 1, 2002, the reporting person surrendered 278,529 Units to the Issuer for cancellation in exchange for the cancellation by the Issuer of the note, dated November 30, 2001, of the reporting person to the order of the Issuer in the principal amount of $2,844,393 (the "Consolidated Note"). Each Unit was deemed to have had a value equal to the closing price on the NASDAQ National Market on Friday, June 28, 2002, that is, $10.50. The transaction was approved in advance by the Compensation Committee of the Board of Directors of the Issuer. (The Consolidated Note represented advances made by the Issuer to the reporting person to finance payment of taxes arising from his exercise of employee stock options, as well as payment-in-kind interest on the advances.)

         The reporting person has no plans or proposals that relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, except through the exercise of employee stock options, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries except the sale of inventory in the ordinary course of business;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) of the Securities Exchange Act (the "Act"); or

         (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) The aggregate number of Units beneficially owned by the reporting person, identifying Units which there is a right to acquire within 60 days upon exercise of vested employee stock options, and the percentage of the Units owned beneficially by the reporting person are as follows:

                          Units
                          Under        Total
         Outstanding      Vested       Number        %
         Units Owned      Options      of Units      of Class
         ----------------------------------------------------
         2,021,202        326,472      2,347,674     17.3

         The aggregate number of Units beneficially owned excludes 60,000 Units donated to and held by a private charitable foundation, as to which the reporting person disclaims beneficial ownership, and the Units surrendered to the Issuer as of July 1, 2002, which became treasury stock.

         (b) The reporting person did not effect any transaction involving Units during the last 60 days except as described in ITEM 4. PURPOSE OF TRANSACTION.

         (c) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Units owned by the reporting person except with respect to Units pledged to secure payment of indebtedness of the reporting person on a margin account with a brokerage firm.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  The reporting person's Consolidated Note, which was cancelled as of July 1, 2002, is incorporated herein by reference to Exhibit
         No. 1 hereto.

                  The Employment Agreement, dated November 20, 1998, as amended, between the Issuer and the reporting person contains provisions that accelerate the exercisability of unvested employee stock options in the event of termination without cause, as defined in the Employment Agreement. In the event of termination without cause, unvested employee stock options to purchase 200,000 Units will become fully exercisable immediately. The Employment Agreement, as amended, and the stock option agreements also provide for the acceleration of unvested options in the event of a change of control of the Issuer, as defined therein.

                 The Employment Agreement, as amended, is incorporated herein by reference to Exhibit Nos. 2 and 3 hereto.

Item 7.  Material Filed as Exhibits.

                  1. Consolidated promissory note from Raphael Benaroya to the Issuer, dated November 30, 2001 and cancelled as of July 1, 2002 (filed on December 19, 2001).

                  2. Employment Agreement, dated November 20, 1998, between the Issuer and Raphael Benaroya (filed on December 2, 1998).

                  3. Amendment, dated November 29, 2001, to Employment Agreement, dated November 20, 1998, between the Issuer and Raphael Benaroya (filed on December 19, 2001).




Signature:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement on
Schedule 13D Amendment No. 11 is true, complete and correct.

         Name                            Date
         ----                            ----

         RAPHAEL BENAROYA             July 8, 2002
         ----------------             ------------
         Raphael Benaroya

Attention: Intentional misstatement or omissions of fact constitute federal criminal violations (see U.S.C. 1001).



Schedule 13D Amend 11



                               EXHIBIT INDEX
                               -------------


Exhibit No.     Description
-----------     -----------

1. Consolidated promissory note from Raphael Benaroya to the Issuer, dated November 30, 2001 and cancelled as of July 1, 2002 (filed on December 19, 2001).

2. Employment Agreement, dated November 20, 1998, between the Issuer and Raphael Benaroya (filed on December 2, 1998).

3. Amendment, dated November 29, 2001, to Employment Agreement, dated November 20, 1998, between the Issuer and Raphael Benaroya (filed on December 19, 2001).